Exhibit 99.1

Clearmind Launches its EDC System to Support its Phase I/II Clinical Trial of its MEAI-Based Treatment

The clinical trial is designed to evaluate the safety, tolerability and efficacy of Clearmind’s innovative, psychedelic-derived, MEAI-based compound in individuals with alcohol addiction

Vancouver, Canada, April 01, 2025 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND), (FSE: CWY0) (“Clearmind” or the “Company”), a clinical-stage biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated health problems, announced today the launch of its Electronic Data Capture (EDC) system to support its Phase I/II clinical trial of its MEAI-based treatment for Alcohol Use Disorder (AUD). The activation of the EDC system marks a critical operational milestone, enabling real-time, secure and compliant data collection across all stages of the study.

The EDC system enables seamless data collection and real-time monitoring across all participating sites. The clinical trial is designed to evaluate the safety, tolerability and efficacy of Clearmind’s innovative, psychedelic-derived, MEAI-based compound in individuals with AUD.

The EDC system, which was custom designed for Clearmind’s clinical protocol, incorporates automated edit checks, real-time validation and a secure randomization process. The platform supports efficient and compliant data capture across multiple study parts, including future protocol amendments. It was developed to ensure accurate tracking of safety events, informed consent procedures and proper patient allocation between study arms.

As part of the clinical infrastructure, the Company finalized the randomization process, which will be managed through the EDC platform. A unique randomization number will be assigned to each participant, with separate notification flows for blinded and unblinded staff to ensure protocol compliance and trial integrity.

“The activation of our customized EDC system represents another major operational milestone for Clearmind,” said Dr. Adi Zuloff-Shani, CEO of Clearmind. “This platform is central to our ability to manage clinical data with precision, ensure compliance and maintain the integrity of our trial. Its robust design provides real-time oversight and supports the flexible structure of our multi-part study, which is critical as we advance our MEAI-based treatment through clinical development.”

About Clearmind Medicine Inc.

Clearmind is a clinical-stage psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families including 31 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY0.”

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com

Telephone: (604) 260-1566
US: CMND@crescendo-ir.com

General Inquiries
Info@Clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses advancing its MEAI-based treatment through clinical development.  Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2024 filed with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.